UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 001-32242

Domino’s Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48105

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TABLE OF CONTENTS

Page No.
FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2019 and 2018	3

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2019	4

Notes to Financial Statements	5

Supplemental Schedule

Form 5500, Schedule H, Item 4i—Schedule of Assets Held at End of Year as of December 31, 2019	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	12

EXHIBIT

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Domino’s Pizza 401(k) Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for plan benefits of the Domino’s Pizza 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The accompanying schedule of Assets Held at End of Year, Form 5500, Schedule H, Item 4i as of December 31, 2019 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2009.

/s/ Grant Thornton LLP

Southfield, Michigan
June 26, 2020

DOMINO’S PIZZA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

(In thousands)	December 31, 2019	December 31, 2018
Investments at fair value	$323,515	$272,773
Notes receivable from participants	6,063	5,740

Net Assets Available for Plan Benefits	$329,578	$278,513

The accompanying notes are an integral part of these financial statements.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
(In thousands)	December 31, 2019
Additions
Investment income:
Interest and dividends	$7,092
Net appreciation in fair value of investments	53,134

Total investment income – net	60,226
Interest income on notes receivable from participants	333
Contributions:
Employee	17,860
Employer	10,657
Rollover	1,607

Total contributions	30,124

Total additions	90,683

Deductions
Participant withdrawals	(39,354)
Administrative expenses	(264)

Total deductions	(39,618)

Net Increase in Net Assets Available for Plan Benefits	51,065

Net Assets Available for Plan Benefits - Beginning of year	278,513

Net Assets Available for Plan Benefits - End of year	$329,578

The accompanying notes are an integral part of these financial statements.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

General – The following description of the Domino’s Pizza 401(k) Savings Plan (the “Plan”) provides only general information. The Plan is a defined contribution plan for the benefit of certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions. Fidelity Management Trust Company (the “Trustee”) administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan’s participants.

Eligibility – A person may become a participant in the Plan on the first day he or she meets the following requirements:

1.	The person is employed by Domino’s Pizza LLC (the “Company” and the “Plan Administrator”) or an affiliated company which has adopted the Plan for the person’s job classifications and/or location.

2.	The person has completed at least 1,000 hours of service.

3.	The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for plan coverage of bargaining unit members.

4.	The person has attained age 18.

5.	The person is a citizen or resident of the United States.

Contributions – Each year, participants may contribute up to 75% of eligible pre-tax wages, as defined in the Plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company provides a matching contribution in the amount of 100% of the first 5% of each employee’s pre-tax elective deferrals.

Effective December 23, 2019, the Plan was amended to provide for contributions up to 75% of eligible wages on either a pre-tax or Roth basis, as well as to provide for in-Plan Roth rollover contributions. There were no Roth employee contributions to the Plan for the year ended December 31, 2019.

The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the year ended December 31, 2019. The Company’s matching contributions are made each payroll period and were made in cash and were based on the individual participant’s investment allocation in the participant’s accounts in 2019.

Vesting – Participants’ contributions, the Company’s matching contributions and income earned thereon are immediately fully vested.

Forfeitures – Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. During the year ended December 31, 2019, approximately $69,021 of previously forfeited amounts were utilized to reduce Company contributions and administrative expenses. As of December 31, 2019 and 2018, the Plan had outstanding forfeiture balances of $16,004 and $89,668 respectively, available to reduce future Company contributions and administrative expenses.

Participant Accounts – Each participant’s account is credited with the participant’s voluntary contributions, the participant’s specific fund earnings, the Company’s matching contributions and, if any, an allocation of discretionary contributions and charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Plan Benefits – Distribution of Plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70 1⁄2 or (2) the participant terminates service with the Company. Participants may also elect to make withdrawals at age 59 1⁄2 without tax penalty.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals – Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59 1⁄2.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination of the Plan, all participant accounts become fully vested and are distributed to the participants in accordance with the Plan agreement.

Notes Receivable from Participants – Participants may borrow funds from their account balance. A note may not be less than $1,000 and may not exceed the lesser of 50% of the vested portion of the participant’s total account balance or $50,000. The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant’s account. The note agreement bears interest at rates that range from 4.25% to 11.00%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Notes must be repaid within five years. Principal and interest are paid ratably through bi-weekly payroll deductions.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Plan’s common collective trust funds is at Net Asset Value (“NAV”), which is calculated by the fund based on net assets. The NAV is used as a practical expedient to estimate fair value. The fair value of the Plan’s mutual funds is based on quoted prices of the shares held by the Plan. Shares of employer securities are valued based on quoted prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan holds an investment in a common collective trust fund (the “Fidelity Managed Income Portfolio Class I” or “MIP”). The investment in the MIP is presented at fair value, which reflects the NAV of the fund. The NAV of the MIP is based on the fair value of the underlying securities plus the contract value of the fully benefit-responsive wrapper contract. The MIP’s NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund. A participant’s ownership of the MIP is represented by units. Units are issued and redeemed daily at the MIP’s constant NAV of $1.00 per unit. Although it is the policy of the MIP to use its best efforts to maintain a stable NAV of $1.00 per unit, there is no guarantee that the MIP will be able to maintain that value. The MIP allows for daily liquidity with no additional notice required for redemption.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The MIP imposes certain restrictions on the Plan. The following employer-initiated events may limit the MIP’s ability to transact at NAV:

•	The Plan’s failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence participants to transfer assets out of the MIP or not to invest in the MIP.

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP’s cash flow.

•	Any transfer of assets from the MIP directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

•	Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the MIP’s cash flow.

The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. In the event that an issuer of a wrap contract fails to perform as intended, the MIP’s NAV may decline if the market value of its assets declines. Plan management believes the occurrence of events and circumstances that would cause the MIP to transact at less than NAV is not probable.

The Winslow Large Cap Growth Fund (“Large Cap Fund”), SSgA S&P 400 MidCap Index Fund (“Mid Cap Fund”) and Boston Trust Small Cap Retirement Fund (“Small Cap Fund”) are valued based on NAV, which is calculated by the fund based on net assets of the underlying investments at fair value, which primarily represent common stock and collective investment funds. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and does not reflect an actual market price, which may be different by a material amount.

The Large Cap Fund, Mid Cap Fund and Small Cap Fund each allow for daily liquidity with no additional days notice required for redemption for participant directed transactions. Were the Plan to initiate a full redemption of any of these funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner. There are no unfunded commitments.

Notes Receivable from Participants – The notes receivable from participants are valued at their outstanding balances plus any accrued interest. Interest income is recorded on the accrual basis. Delinquent notes receivable are reclassified as participant withdrawals based upon terms of the Plan agreement.

Risks and Uncertainties – The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Benefit Payments – Benefits are recorded when paid.

Plan Administrative Expenses – Expenses attributable to investments earmarked to a participant’s account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounting Standards Not Yet Adopted - The Plan has considered all new accounting pronouncements issued by the Financial Accounting Standards Board or other standard setting bodies that do not require adoption until a future date and concluded that such pronouncements are not expected to have a material impact on the Plan’s financial statements.

Note 3 – Tax Status

The Plan has adopted a volume submitter plan document that has received a favorable advisory letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the volume submitter plan document satisfies the applicable provisions of the Code. Accordingly, the Plan relies on the favorable advisory letter as evidence that the Plan is qualified to the extent prescribed by the IRS under Code Section 401(a). Although the Plan has been amended since the volume submitter plan received the advisory opinion letter, in the opinion of the Plan Administrator, the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Related Party and Party-in-interest Transactions

The Company, the participants and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company’s common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest and related party transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions. The Company has a Master Service Agreement with the Trustee. The Plan pays for the services of the Trustee through net fees charged to the participants in the Plan.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Reconciliation from Financial Statements to Form 5500

The differences between the amounts presented on pages three and four of these financial statements and the related Form 5500 are attributable to adjustments made by the Plan Administrator to adjust from contract value to fair value for fully benefit-responsive investment contracts on the statement of changes in net assets available for Plan benefits.

The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2019 and 2018 to net assets per the Form 5500:

(In thousands)	December 31, 2019	December 31, 2018
Net assets available for plan benefits per the financial statements	$329,578	$278,513
Adjustment from NAV to fair value for Fidelity Managed Income Portfolio Fund	160	(127)

Net assets per the Form 5500	$329,738	$278,386

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements for the year ended December 31, 2019 to net income per the Form 5500:

(In thousands)	December 31, 2019
Net increase in net assets available for plan benefits per the financial statements	$51,065
Adjustments from NAV to fair value for fully benefit-responsive investment contract at December 31, 2019	160
Adjustments from NAV to fair value for fully benefit-responsive investment contracts at December 31, 2018	127

Total net income per the Form 5500	$51,352

Note 6 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Plan classifies and discloses assets carried at fair value in one of the following three categories. Refer to Note 2 for details on the procedures used to value investments in common collective trust funds measured at NAV.

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth the Plan’s investments at fair value as of December 31, 2019 and 2018.

	December 31, 2019
		Fair Value Estimated Using
(In thousands)	Carrying Amount	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Mutual funds	$192,834	$192,834	$—	$—
Domino’s Pizza, Inc. Stock Fund:
Domino’s Pizza, Inc. common stock	40,407	40,407	—	—
Interest bearing cash account	1,705	1,705	—	—

Total investments subject to leveling	234,946	$234,946	$—	$—

Total investments measured at NAV common collective trusts	88,569

Total investments at fair value	$323,515

	December 31, 2018
		Fair Value Estimated Using
(In thousands)	Carrying Amount	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Mutual funds	$169,218	$169,218	$—	$—
Domino’s Pizza, Inc. Stock Fund:
Domino’s Pizza, Inc. common stock	42,382	42,382	—	—
Interest bearing cash account	1,674	1,674	—	—

Total investments subject to leveling	213,274	$213,274	$—	$—

Total investments measured at NAV common collective trusts	59,499

Total investments at fair value	$272,773

For years ended December 31, 2019 and 2018, there were no transfers between Levels.

Note 7 – Subsequent Events

The Plan evaluated its December 31, 2019 financial statements for subsequent events through the date the financial statements were available to be issued on June 26, 2020.

In December 2019, a novel coronavirus disease (“COVID-19”) was reported and in January 2020, the World Health Organization (“WHO”) declared it a Public Health Emergency of International Concern. On February 28, 2020, the WHO raised its assessment of the COVID-19 threat from high to very high at a global level due to the continued increase in the number of cases and affected countries, and on March 11, 2020, the WHO characterized COVID-19 as a pandemic.

In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted on March 27, 2020. The CARES Act, among other benefits, provides certain relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan agreement. The Plan Administrator has adopted certain relief provisions included in the CARES Act including those related to hardship distributions and participant loan deferment.

Additionally, COVID-19 has adversely affected global economic activity and has resulted in significant volatility in global financial markets. Refer to the Plan’s disclosure of risks and uncertainties in Note 2.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

Form 5500, Schedule H, Item 4i

EIN – 38-3495003, Plan No. 004

December 31, 2019

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value (In thousands)
	Mutual funds:
Fidelity Investments*	Fidelity Puritan K Fund	*	*	$22,156
Fidelity Investments*	Fidelity 500 Index Fund	*	*	50,636
American Funds	American Funds EuroPacific Growth Fund Class R-6	*	*	22,125
Harding Loevner Funds	Harding Loevner Institutional Emerging Markets	*	*	6,157
PIMCO Funds	PIMCO Total Return Institutional Fund	*	*	28,427
Invesco Funds	Invesco Comstock R6	*	*	25,958
Vanguard	Vanguard Total Bond Market Index Fund	*	*	22,211
Vanguard	Vanguard Total International Stock Index Fund	*	*	15,164
	Common collective trust funds:
Fidelity Investments*	Fidelity Managed Income Portfolio Fund Class I	*	*	12,051
SEI Trust Company	Winslow Large Cap Growth	*	*	36,570
State Street Global Advisors	SSgA S&P Mid Cap Index Series Fund Class XIV	*	*	22,311
Boston Trust Funds	Boston Trust Small Cap Retirement Fund	*	*	17,797
	Employer securities:
Fidelity Investments*	Domino’s Pizza, Inc. common stock	*	*	40,407
Fidelity Investments*	Interest bearing cash account	*	*	1,705

	Total investments			323,675
	Notes receivable from participants***			6,063

	Total Assets Held at End of Year			$329,738

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments
***	Party-in-interest. Interest rates on notes receivable range from 4.25% to 11.00%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO’S PIZZA 401(K) SAVINGS PLAN (Name of Plan)

Date: June 26, 2020	/s/ Jeffrey D. Lawrence
Jeffrey D. Lawrence
Executive Vice President, Chief Financial Officer
Domino’s Pizza, Inc.

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm